EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

October 26, 2026

AVINO REPORTS HIGH-GRADE SILVER INTERCEPTS AND WIDER MINERALIZED ZONES AT LA PRECIOSA

Drilling returns 616 g/t silver over 4.86 metres and intersects 23.60 metres of mineralization at the

La Gloria–Abundancia vein junction

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, "Avino" or "the Company") reports results from thirteen drill holes completed as part of the first phase of the Company’s 2026 drill program at La Preciosa.

“La Preciosa continues to surprise to the upside,” said David Wolfin, President and CEO. “The latest round of drill results from our 2026 infill program provides evidence of our thesis that the vein structures at the La Gloria and Abundancia are wider than we initially expected, as well as containing grade upside above our current mineral reserve and mineral resource. The fact that none of these drill holes, together with the majority of the holes drilled in 2025, were incorporated into the current mineral reserve and mineral resource estimates reinforces our confidence in La Preciosa's future potential. As we advance toward a larger-scale operation supported by higher-tonnage mining scenarios, we believe the project will continue to exceed expectations, and we look forward to providing further updates to the market in due course."

Both infill and vein extension holes were drilled as shown in Figures 1 and 2. High grades were recorded from the infill holes while most of the extension holes returned low to medium grades as expected.  Understanding how the veins are constrained was an important finding from the extension testing holes.

Hole PMLP 26-23 was particularly noteworthy as it intersected the Abundancia and La Gloria veins at their junction, returning very wide intercepts with average grades well above the previously reported resource cut-off grade, along with high-grade intervals throughout.

A 3D model showing all the drill holes relative to the reserve and resource shapes can be viewed via the VRIFY platform here.

Selected Intercept Highlights:

•	Hole PMLP 26-17: 616 g/t Ag and 0.32 g/t Au over 4.86 metres true width

•	Hole PMLP 26-20: 554 g/t Ag and 0.54 g/t Au over 2.76 metres true width
o	including 750 g/t Ag and 0.68 g/t Au over 1.46 metres true width

•	Hole PMLP 26-23 at La Gloria and Abundancia: 132 g/t Ag and 0.37 g/t Au over 23.60 metres true width
o	including 309 g/t Ag and 0.59 g/t Au over 0.84 metres true width at La Gloria, and
o	including 202 g/t Ag and 0.36 g/t Au over 8.04 metres true width at Abundancia

Variation in grades and thicknesses within relatively short distances (under 10 metres) were expected due to the “pinch and swell” geometry of the La Preciosa veins and the high nugget effects. The drill results exceeded grade expectations and verified the geometry of the current vein-based resource model.

Avino Silver & Gold Mines Ltd. – October 26, 2026

AVINO REPORTS HIGH-GRADE SILVER INTERCEPTS AND WIDER MINERALIZED ZONES AT LA PRECIOSA

Drilling returns 616 g/t silver over 4.86 metres and intersects 23.60 metres of mineralization at the La Gloria–Abundancia vein junction

Drilling Results

Assays have been received for thirteen holes totalling approximately 3,300 metres drilled at La Preciosa, with the full 2026 La Preciosa drill program comprising 15,000 metres across the property. These holes were completed as part of an infill/extension drilling program to help inform and refine the long term mine plan. Most holes were designed to intersect both the La Gloria and Abundancia veins, as well as additional recently-discovered veins in multiple holes. All assays were processed under Avino’s standard QA/QC program, with no indications of bias or contamination detected.

Details are shown in the table and images below:

Table 1 – Summary Drill Results

Structure	Hole Number	From (m)	To (m)	Intercept Length (m)	True width (m)	Au (g/t)	Ag (g/t)	AgEq¹ (g/t)
La Gloria	PMLP-26-15	184.00	188.00	4.00	2.76	0.48	329	367
Abundancia Splay 1	PMLP-26-15	210.45	211.45	1.00	1.00	0.52	242	284
Abundancia	PMLP-26-15	244.00	244.50	0.50	0.25	0.10	30	38
Ramal	PMLP-26-16	187.85	189.40	1.55	1.55	0.95	551	627
Ramal 3	PMLP-26-16	201.00	202.00	1.00	0.62	0.32	121	147
La Gloria	PMLP-26-16	236.70	238.25	1.55	0.98	0.42	103	136
Abundancia	PMLP-26-16	271.35	271.85	0.50	0.49	0.55	58	102
La Gloria	PMLP-26-17	76.80	85.25	8.45	4.86	0.32	616	642
Abundancia Splay 1	PMLP-26-17	153.74	154.24	0.50	0.50	0.07	8	13
Ramal 1	PMLP-26-17	214.50	215.33	0.83	0.83	0.15	22	34
Ramal 2	PMLP-26-17	216.33	216.88	0.55	0.55	0.10	59	67
Ramal 3	PMLP-26-17	219.30	219.90	0.60	0.60	0.32	152	177
La Gloria	PMLP-26-18	99.60	104.10	4.50	3.26	0.25	327	347
Abundancia Splay 1	PMLP-26-18	167.90	168.40	0.50	0.39	0.13	35	45
Ramal 1	PMLP-26-18	205.40	206.20	0.80	0.80	0.21	133	150
Ramal Alto Abundancia	PMLP-26-18	260.59	261.36	0.77	0.77	0.29	53	76
Abundancia	PMLP-26-18	262.85	266.47	3.62	3.38	0.43	92	126
La Gloria	PMLP-26-19	114.00	118.04	4.04	2.75	0.29	524	548
Ramal	PMLP-26-19	223.00	224.38	1.38	1.38	0.10	40	48
Abundancia	PMLP-26-19	273.92	274.44	0.52	0.50	0.11	79	88
La Gloria	PMLP-26-20	167.83	171.61	3.78	2.76	0.54	554	597
	Including	168.83	170.83	2.00	1.46	0.68	750	804
Abundancia	PMLP-26-20	278.00	285.50	7.50	7.19	0.08	22	28
La Gloria	PMLP-26-21	197.00	203.00	6.00	5.16	0.36	158	187
	Including	199.64	202.32	2.68	2.30	0.44	248	283
Abundancia	PMLP-26-21	218.47	222.13	3.66	3.54	0.36	127	156
La Gloria	PMLP-26-22	134.55	138.85	4.30	2.61	0.34	61	89
	Including	134.55	135.61	1.06	0.64	0.86	139	208
Abundancia	PMLP-26-22	140.30	140.80	0.50	0.38	0.07	14	20

Avino Silver & Gold Mines Ltd. – October 26, 2026

AVINO REPORTS HIGH-GRADE SILVER INTERCEPTS AND WIDER MINERALIZED ZONES AT LA PRECIOSA

Drilling returns 616 g/t silver over 4.86 metres and intersects 23.60 metres of mineralization at the La Gloria–Abundancia vein junction

La Gloria + Abundancia	PMLP-26-23	166.43	199.40	32.57	23.60	0.37	132	162
	Including	170.74	172.12	1.38	0.84	0.59	309	355
	Including	190.64	193.35	2.71	1.64	0.52	360	402
La Gloria	PMLP-26-24	249.00	250.50	1.50	0.90	0.20	169	185
	Including	249.00	249.53	0.53	0.32	0.32	377	403
Abundancia	PMLP-26-24	265.77	266.44	0.67	0.64	0.09	25	32
Abundancia	PMLP-26-25	122.20	123.50	1.30	1.29	0.54	109	152
Abundancia	PMLP-26-26	135.10	137.60	2.50	2.48	0.19	92	108
La Gloria	PMLP-26-27	203.64	208.19	4.55	2.82	0.17	35	49
Abundancia	PMLP-26-27	209.35	213.29	3.94	3.88	0.31	91	116

1.	AgEq in drill results above assumes $4,000/oz Au and $50.00/oz Ag, and 100% metallurgical recovery

Figure 1 – Longitudinal View of the La Gloria Vein Showing the Current Holes (highlighted) relative to the Historic Drilling

Avino Silver & Gold Mines Ltd. – October 26, 2026

AVINO REPORTS HIGH-GRADE SILVER INTERCEPTS AND WIDER MINERALIZED ZONES AT LA PRECIOSA

Drilling returns 616 g/t silver over 4.86 metres and intersects 23.60 metres of mineralization at the La Gloria–Abundancia vein junction

Figure 2 – Longitudinal View of the Abundancia Vein Showing the Current Holes (highlighted) relative to the Historic Drilling

Figure 3 – Cross-Section of PMLP26-20, looking North, Showing the Abundancia Vein, the La Gloria vein and the Current Mine Workings and the Projections of Future Mine Development.

Avino Silver & Gold Mines Ltd. – October 26, 2026

AVINO REPORTS HIGH-GRADE SILVER INTERCEPTS AND WIDER MINERALIZED ZONES AT LA PRECIOSA

Drilling returns 616 g/t silver over 4.86 metres and intersects 23.60 metres of mineralization at the La Gloria–Abundancia vein junction

Figure 4 – Cross-Section of PMLP26-23, looking North, Showing the Abundancia Vein, the La Gloria vein and the Current Mine Workings and the Projections of Future Mine Development.

Geological Description

The La Preciosa deposit is situated on the eastern flank of the Cretaceous to mid-Tertiary Sierra Madre Occidental (the “SMO”). The SMO is the largest silicic igneous province in North America, and it stretches from the USA-Mexico border to the latitude of Guadalajara, where the SMO is covered by the late Miocene to Quaternary Trans-Mexican Volcanic Belt.

Mineralization at La Preciosa is hosted within multiple discrete poly-phase quartz veins, often displaying banded, smoky, drusy, and chalcedonic textures. Also, in each stage, there is variably crustiform banded fracture fill/breccia cement mineralogy. Fluorite, amethyst, a substantial number of barite laths, calcite, and rhodochrosite may also be present, and sulphide mineralization in the form of sphalerite, galena, pyrite, chalcopyrite, acanthite, sparse native silver, and free gold, as well as iron and manganese oxides have been noted in drill core. The principal silver-bearing mineral at La Preciosa is acanthite-pseudomorphic after argentite or as microcrystalline to amorphous grains.

The main vein system on the Abundancia ridge consists of dominantly north-south-striking and westward-dipping veins plus east-southeast–striking, south-dipping crosscutting veins. The Abundancia vein system has been traced on the surface for over 1.5 km. In the eastern part of the Project, a north- to northwest-striking, shallow west-dipping vein system with associated hanging wall veining and alteration is exposed in a series of hills. This vein system is referred to as the Martha vein and has been traced by drilling for over 2.5 km along the strike.

The mineralization in the area occurs in veins, veinlets, and stockwork. These veins average in true width less than 15 metres (Martha Vein) and consist of several stages of banded crustiform to colloform, quartz (and cryptocrystalline quartz at shallow depths), adularia, barite, and typically later carbonates (both calcite and rhodochrosite); illite commonly replaces the adularia. There are variable amounts of pyrite, sphalerite, and galena plus argentite, and variable amounts of tetrahedrite - tennantite, freibergite, and Ag sulfosalt.

Avino Silver & Gold Mines Ltd. – October 26, 2026

AVINO REPORTS HIGH-GRADE SILVER INTERCEPTS AND WIDER MINERALIZED ZONES AT LA PRECIOSA

Drilling returns 616 g/t silver over 4.86 metres and intersects 23.60 metres of mineralization at the La Gloria–Abundancia vein junction

There are steep-dipping veins in the west, such as the La Gloria vein. These steep veins can be considered as a mineralized zone or lode of stockwork, silicification, breccias, veins, vein breccias, veinlets, and a general mix of multiple styles of mineralization. The mineralization displays characteristics typical of epithermal veins in Mexico, particularly of the Ag-rich variety. Quartz veins are accompanied by adularia, barite, calcite, and rhodochrosite of variable timing, as well as acanthite, freibergite, Ag sulfosalts and minor electrum, plus variable amounts of pyrite, honey-coloured sphalerite, tennantite/tetrahedrite, chalcopyrite and galena, and supergene Fe and Mn oxides; the hypogene minerals are characteristic of intermediate-sulphidation deposits in Mexico. Mineralization is believed to be Tertiary in age, and both the Lower Volcanic Supergroup (LVS) and Upper Volcanic Supergroup (UVS) are mineralized, but the overlying basalts are recent and not mineralized.

Sampling and Assay Methods

Following detailed geological and geotechnical logging, selected drill core areas were cut in half. One half of the core was submitted to the SGS Laboratory facility in Durango, Mexico, and the other half was retained on-site for verification and reference. Gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 g/t Au are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Silver is fire assayed with a gravimetric finish for samples assaying over 100 g/t Ag. Avino uses a series of standard reference materials, blank reference materials, and duplicates as part of their QA/QC program during assaying.

Qualified Person(s)

Avino's projects in Durango, Mexico, are under the geoscientific oversight of Michael F. O’Brien, P.Geo., Senior Principal Consultant, Red Pennant Communications, and under the supervision of Peter Latta, P.Eng, Avino’s Senior Vice President, Technical Services, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a primary silver-focused mining company with the advantages of being both a producer and a developer. The Company operates the producing Avino Mine and is advancing the La Preciosa Mine, both located in the state of Durango, Mexico. La Preciosa is a production and development-stage mineral property, hosting one of Mexico’s largest undeveloped primary silver resources. The Company’s silver, gold and copper production remains unhedged. Avino has been recognized in the Toronto Stock Exchange’s TSX30™ for two consecutive years, ranking 5th in both 2025 and 2026. The Company remains focused on executing its transformational growth strategy, with the objective of building sustainable, profitable mining operations that create long-term value for shareholders and benefit the communities in which we operate. Responsible mining practices remain an integral part of Avino’s operations, including the successful operation of its dry-stack tailings facility for more than three years. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

Note: All Avino Silver & Gold Mines Ltd. drill results are detailed in separate news releases and these releases are available on our website at www.avino.com and on our SEDAR profile at sedarplus.ca.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Avino Silver & Gold Mines Ltd. – October 26, 2026

AVINO REPORTS HIGH-GRADE SILVER INTERCEPTS AND WIDER MINERALIZED ZONES AT LA PRECIOSA

Drilling returns 616 g/t silver over 4.86 metres and intersects 23.60 metres of mineralization at the La Gloria–Abundancia vein junction

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral reserve estimate and mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 31, 2025 (consisting of the Elena Tolosa (“ET”) deposit, Guadalupe, and La Potosina). The Oxide Tailings Deposit mineral reserve estimate has an effective date of January 16, 2024. This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995.These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on the Company or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; the timing and amount of estimated future exploration and development; costs and timing of the development of deposits; capital projects and exploration activities and the possible results thereof; completion and filing of the updated Mineral Resource Estimate; future operating procedures; infrastructure development and economic enhancement projects. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if our property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements reflect the beliefs, opinions and projections of management on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; fluctuations in the spot and forward price of gold, silver, copper, base metals or certain other commodities; fluctuations in the currency markets (such as the Mexican Peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; requirements for additional capital to support expansion projects; changes in project parameters as plans continue to be refined; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); effectiveness of environmental mitigations and strategies including production of tailings and mine rock and water management strategies,  the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is formed under the laws of British Columbia, Canada and qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101. NI43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.